Filed by McKesson Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 13e-4(c)

under the Securities Exchange Act of 1934, as amended

Subject Company: McKesson Corporation

Commission File No.: 001-13252

The following is a posting prepared by McKesson Corporation for its internal employee website, McKNet, dated February 4, 2020.

Employee Communication on Company Intranet

Milestone Towards McKesson’s Potential Ownership Exit from Change Healthcare

Today, McKesson disclosed in its earnings release and 10-Q filing that one of its subsidiaries has filed a registration statement with the Securities and Exchange Commission (SEC) relating to our potential exit from our investment in Change Healthcare. This filing is an important step in our efforts to unlock value from our investment in the Change Healthcare business for McKesson shareholders.

Almost three years ago, we announced that McKesson and Change Healthcare were joining together to create a new healthcare information technology company, which combined much of McKesson’s technology solutions with the Nashville-based Change Healthcare.

Change Healthcare focuses on healthcare technology and tech-enabled services. McKesson holds the majority ownership stake in Change Healthcare’s operating subsidiary. The transaction described in the registration statement is structured in a manner in which we would expect to exit our investment in Change Healthcare in a tax-efficient manner.

Cautionary Statements

Statements in this article about McKesson’s potential exit from its interest in the Change Healthcare business constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements involve risks and uncertainties, including factors disclosed in the registration statement on Form S-4 and S-1 filed by PF2 SpinCo, Inc. (“SpinCo”) with the SEC (the “registration statement”) in the section entitled “Risk Factors,” and other factors that could cause actual results to differ materially from those contained in those statements. It is not possible to predict or identify all such risks and uncertainties. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are first made. The company undertakes no obligation to publicly update forward-looking statements. We encourage investors to read important risk factors described in the registration statement. Risk factors include, but are not limited to: changes in the U.S. healthcare industry and regulatory environment; the performance of McKesson’s investment in the Change Healthcare business; McKesson’s and Change Healthcare’s ability to commence and complete the transaction described in the registration statement; the satisfaction of the conditions to the transaction and other risks related to the completion of the transaction and actions related thereto; and the anticipated tax treatment of the transaction described in the registration statement.

Additional Information and Where to Find It

This document does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Change Healthcare Inc. (“Change”), McKesson or SpinCo In connection with the transaction, Change will file with the SEC a registration statement on Form S-4 that will include a prospectus of Change relating to the transaction; McKesson will file with the SEC a Schedule TO with respect to the proposed exchange offer; and SpinCo will file with the SEC a registration statement on Form S-4 and S-1 that will include a prospectus of SpinCo relating to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHANGE, MCKESSON, SPINCO AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of these materials (when they become available) may be obtained

Confidentiality Notice: This memo, including any attachments, is for the sole use of its intended recipients and may contain confidential, proprietary and/or privileged information of McKesson Corporation or its affiliates. Any unauthorized review, use, disclosure or distribution is prohibited.	Page 1 of 2

Employee Communication on Company Intranet

free of charge from Change by accessing Change’s website at www.changehealthcare.com and/or from McKesson by accessing McKesson’s website at www.mckesson.com. Shareholders may also read and copy any reports, statements and other information filed by Change or McKesson with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Confidentiality Notice: This memo, including any attachments, is for the sole use of its intended recipients and may contain confidential, proprietary and/or privileged information of McKesson Corporation or its affiliates. Any unauthorized review, use, disclosure or distribution is prohibited.	Page 2 of 2